Exhibit 77(i)

Terms of New or Amended Securities

At its January 12, 2012 meeting, the Board of Trustees of ING Mutual Funds (“IMF”) renewed the Shareholder Service and Distribution Plan Waiver Letter (“Waiver Letter”) under which ING Investments Distributor, LLC (“ING Investments Distributor”) agrees to waive a portion of its fees with respect to Class A shares of ING Emerging Countries Fund (“Emerging Countries Fund”). Specifically, the Waiver Letter continues the arrangement whereby ING Investments Distributor agrees to waive 0.10% with respect to Class A shares. The Board of Trustees of IMF approved the extension of the term of the Waiver Letter for Class A shares of Emerging Countries Fund through March 1, 2013.